SilverCrest Reports Q2, 2022 Financial Results

TSX: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC - August 11, 2022 - SilverCrest Metals Inc. ("SilverCrest" or the "Company") is pleased to report the Company's unaudited financial results for the second quarter of 2022 ("Q2, 2022"). The unaudited condensed consolidated interim financial statements and management's discussion and analysis ("MD&A") for the three and six months ended June 30, 2022 are available under the Company's SEDAR profile on www.sedar.com or on SilverCrest's website www.silvercrestmetals.com. All amounts herein are presented in United States Dollars, unless otherwise stated.

The Company's top priority is the high-grade, historic Las Chispas mining district in Sonora, Mexico, where it has completed a feasibility study (the "Feasibility Study") and construction of its Las Chispas Mine ("Las Chispas"). Commissioning is underway at the Las Chispas Mine and achievement of commercial production is expected during Q4, 2022. Details of the Feasibility Study, including an updated Mineral Resource Estimate and an initial Mineral Reserve Estimate, are provided in a technical report filed under the Company's SEDAR profile entitled, "NI 43-101 Technical Report & Feasibility Study on the Las Chispas Project" with an effective date of January 4, 2021.

Highlights - First Half 2022 ("H1, 2022")

● As of June 30, 2022, SilverCrest had cash and cash equivalents of $118.6 million and $30.0 million remaining under a $120.0 million project financing facility (the "Credit Facility"). Given SilverCrest's strong financial position, it has decided not to draw the remaining $30.0 million, which is available to the Company until August 31, 2022.

● During May 2022, Las Chispas plant construction (Ausenco) along with other construction activities handled directly by SilverCrest, were completed ahead of schedule and are expected to be below the $137.7 million capital cost estimate as presented in the Feasibility Study.

● The Company started plant commissioning activities at Las Chispas after construction completion at the end of May 2022 and milled an estimated 12,700 tonnes of low-grade ore during June 2022. Low grade material from historic stockpiles and underground mining will continue to be milled during the commissioning period.

● At the end of June 2022, the Company completed its first precious metal pour, consisting of 312 kilograms of doré with approximately 9,200 ounces ("oz") of silver and 100 oz of gold.

● During H1, 2022, SilverCrest completed 4.1 km of underground development for a total of 21.6 km of underground development since 2019. To date, underground development costs have continued to track slightly under budget. Two of the four mining methods proposed in the Feasibility Study, long hole and resue, commenced with the extraction of select stopes in the Babicanora Main, Babi Vista, and Babicanora Norte veins.

● After 1.2 million work-hours completed during H1, 2022, the Company's Lost Time Injury Frequency Rate ("LTIFR") was 0.69 per 200,000 working hours and its Total Recordable Injury Frequency Rate ("TRIFR") was 3.97 per 200,000 working hours.

● During May 2022, construction of the assay lab in nearby (14 km) Arizpe was completed which is expected to provide full-time local employment for 20 to 30 people.

● The Company is nearing completion of its Task Force on Climate Related Financial Disclosures (“TCFD”) and its water stewardship strategy with both expected to be released during H2, 2022. Projects to help improve the local water infrastructure have been initiated.

● An updated technical report is targeted to be released in the first half of 2023 which will allow for additional data from further in-vein drifting, initial months of stoping, processing, exploration and stope delineation drill results to be included. The updated technical report will also include updated operating and sustaining capital costs to reflect new technical information for the mine, new outsourcing regulations and the impact of inflation since the Q3, 2020 cost based used in the Feasibility Study.

● In July 2022, the Company appointed Anna Ladd-Kruger to its Board of Directors and granted her 25,000 stock options and 9,000 deferred share units.

Financial Results

At June 30, 2022, the Company held $118.6 million (December 31, 2021 - $176.5 million) as cash and cash equivalents, had value-added taxes ("IVA") receivable in Mexico of $26.3 million (December 31, 2021 - $23.3 million), inventory of $19.4 million (December 31, 2021 - $Nil) and mineral property, plant and equipment of $200.0 million (December 31, 2021- $165.7 million).

To date, the Company has financed its operations through the issuance of common shares and debt. During H1, 2022, the Company did not generate revenue from its Las Chispas Mine, as the precious metal poured on June 30, 2022 was recorded as inventory. During H1, 2022, the Company incurred income of $0.9 million (H1, 2021 - loss of $21.4 million) and a comprehensive loss of $6.0 million (H1, 2021 - $7.1 million).

Please refer to the Company's Q2, 2022 unaudited condensed consolidated interim financial statements and MD&A for additional information.

Credit Facility

Under the Credit Facility, in which the Company entered into with an affiliate of RK Mine Finance ("RK") on December 31, 2020, a final tranche of $30 million is available to the Company until August 31, 2022. With the completion of plant construction on time and on budget, $118.6 million of cash and cash equivalents as of June 30, 2022, and the planned progression towards achieving commercial production in Q4, 2022, the Company has decided not to draw down the final $30.0 million tranche of the Credit Facility.

Las Chispas Processing Plant Completion and Commissioning

During Q2, 2022, Ausenco Engineering Canada Inc. ("Ausenco") completed construction and handed over the Las Chispas processing plant to SilverCrest, ahead of the Feasibility Study schedule. Other construction activities handled directly by SilverCrest (road, bridge, dry stack tailings facility, temporary diesel power plant and assay lab) have also been completed, some of which are subject to testing and commissioning. While the final capital costs incurred remain to be settled, the capital cost of the Las Chispas Mine is anticipated to be below the US$137.7 million budget estimated in the Feasibility Study.

Processing plant commissioning is now underway, and 12,700 tonnes of low-grade ore was milled during June 2022. Overall, plant commissioning is tracking in-line with our objective to reach commercial production in Q4, 2022. Given the extensive amount of underground development completed to date, there is a significant amount of stockpiled ore on surface to allow for operational flexibility and a more measured ramp-up of underground mining over the first few years of production.

The Las Chispas Mine had its first pour of silver and gold on June 30, 2022, consisting of 312 kg of doré with approximately 9,200 oz of silver and 100 oz of gold.

Las Chispas Expenditures

During H1, 2022, Las Chispas expenditures recorded under mineral property, plant and equipment totaled $35.6 million (inclusive of unpaid accrued expenditures), of which $5.5 million was for plant and equipment purchases, $12.2 million for construction in progress costs, and $17.9 million for mineral property costs, which is net of $13.7 million of mineral property costs that were reclassified to inventory.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration and development company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and near-term production in Mexico's historic precious metal districts. The Company's top priority is on the high-grade, historic Las Chispas mining district in Sonora, Mexico, where it has completed construction of its Las Chispas Mine and commissioning is underway. SilverCrest is the first company to successfully drill-test the historic Las Chispas Property resulting in numerous high-grade precious metal discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation. These include, without limitation, statements with respect to: the timing and expectations of the Company completing commissioning and ramp up and achieving commercial production of the processing plant in Q4, 2022, and completing a technical report update by the end of H1, 2023. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: impact of the COVID-19 pandemic; the reliability of mineralization estimates, mining and development costs, the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: uncertainty as to the impact and duration of the COVID-19 pandemic; the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng Chief Executive Officer SilverCrest Metals Inc.	For Further Information:
SilverCrest Metals Inc.
Contact: Lindsay Bahadir, Manager Investor
Relations and Corporate Communications
Telephone: +1 (604) 694-1730
Fax: +1 (604) 357-1313
Toll Free: 1-866-691-1730 (Canada & USA)
Email: info@silvercrestmetals.com
Website: www.silvercrestmetals.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1